Yukon-Nevada Gold Corp. Announces Year End Results for 2011

Vancouver, BC – March 30, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) today announced the financial and operating results for the year ended December 31, 2011. This information should be read in conjunction with the Company's audited annual consolidated financial statements and the related notes contained therein, which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”), as issued by the International Accounting Standards Board (“IASB”); and, the corresponding Management's Discussion and Analysis (‘‘MD&A’’). The Company previously prepared its annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian GAAP to IFRS is set out in Note 27 to the consolidated financial statements for the year ended December 31, 2011. The Company’s 2010 comparatives in the MD&A have restated and presented in accordance with IFRS. As the date of transition to IFRS was January 1, 2010, the 2009 comparative information included in the MD&A have not been restated to be in accordance with IFRS. All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for the period ended December 31, 2011 include:

  The Jerritt Canyon Mill shipped 13,864 ounces of gold during the quarter from purchased ore, stockpiles and mining operations, compared with 22,777 ounces of gold in 2010. Total ounces produced for the quarter declined significantly compared with the fourth quarter of 2010 primarily as a result of the Company processing higher grade (and higher cost) Newmont ore in the fourth quarter of 2010 and higher than normal down time as a result of continued delays in the annual shutdown (originally scheduled for June of 2011) as the site waited for key components required for completing the installation of the ore dryer. Jerritt Canyon shipped a total of 67,748 ounces from stockpiles, purchased ore, and mining operations for the year ended December 31, 2011 compared with 65,104 ounces for the year ended December 31, 2010.

  The Company took delivery of sufficient mining equipment to ramp up mining of the SSX-Steer mine, as well as equipment for the mill facilities, completed significant upgrades to the lab, continued work on the structure for the new ore dryer, including installation of the bag house and scrubbers (used to reduce sulfur dioxide emissions), and completed the lining of the two new water storage reservoirs with the remaining lining of the second tailings facility to be completed in 2012. The Company also carried out extensive exploration activities in the fourth quarter in Starvation Canyon, Mahala, and existing areas of activity (Smith and SSX-Steer) as well as two of the historical pit areas.

  The Company closed a $120 million Forward Gold Purchase Agreement (“Gold Purchase Agreement”) with Deutsche Bank AG (“Deutsche Bank”) on August 12, 2011 for the delivery of 173,880 ounces over a four year period, commencing September 30, 2011. The proceeds of the Gold Purchase Agreement are primarily being used for capital expenditures at the Jerritt Canyon property, including the winterization of the processing facility, construction of the second tailings storage facility and development of the existing underground and open pit mines in addition to further improvements to the gold production processes to enhance throughput at the mill. The proceeds were also used to repay the senior secured notes issued to note holders led by Sprott Asset Management LP in August 2010 (the “Notes”).

  On May 24, 2011 the Company closed a non-brokered private placement for a total of 33.5 million units with Deutsche Bank AG at a price of C$0.43 per unit for proceeds of C$14.4 million. Each unit contains one common share and one warrant with a twenty-four month term at an exercise price of C$0.55. The Company also closed a non-brokered private placement for a total of 8.3 million common shares at a price of C$0.85 per share for proceeds of $7.2 million.

  The gross margin from mining operations at the Jerritt Canyon Mine was a loss of $2.8 million in the three months ended December 31, 2011, compared with $8.0 million for the same period in 2010, a significant improvement as Jerritt Canyon reduced the processing of third party ore and focused on processing stockpiles and ore from the Smith and SSX-Steer mines. The benefit of processing lower cost ore was offset by the significant down time during the quarter as the operations carried out critical maintenance work while waiting for the arrival of equipment required for a complete shutdown maintenance and upgrade program. For the year-ended December 31, 2011 the operations lost $25.9 million compared with $11.6 million in the year-ended December 31, 2010, primarily resulting from the processing of higher cost third party ores and significant downtime during the year.

  The Company had a loss of $7.5 million in the fourth quarter of 2011 compared to a loss of $49.3 million in the fourth quarter of 2010. This lower loss in 2011 is largely due to the improvement in the gross margin from operations and the significantly lower loss on revaluation of warrants largely arose from the loss from mining operations noted above as well as the interest costs on the $25 million Notes and derivative losses of $7.2 million.

Jerritt Canyon Overview

During the fourth quarter of 2011, Small Mine Development delivered 81,843 dry tons to the mill containing 13,172 ounces from the Smith mine, lower than previous quarter deliveries of 87,330 tons containing 14,893 ounces as they focused on capital development during the quarter.

During the fourth quarter, the Company purchased 31,953 dry tons of ore from Newmont, containing 1,643 ounces, at an average cost per wet ton of $93. The ounces purchased and the cost per ton, which is a function of grade and gold price, was lower than the previous quarter as Newmont delivered lower grade stockpiles throughout the fourth quarter and deliveries ceased by mutual agreement after November, with the existing contract expiring at the end of December 2011.

With the commencement of mining at the SSX-Steer mine in the fourth quarter of 2011, the Company also took delivery of 9,051 tons to the mill containing 1,117 ounces. The rate of mining increased throughout the quarter as the Company continued recruiting mining personnel and took delivery of additional equipment.

Equipment failures during the year led to significant downtime for the mill operations. Most of the problems were the result of aging equipment and have largely been rectified following the outages. With the resulting low tonnages during the year, the largely fixed costs (82%) of operating the mill contributed to an overall higher cost of production. The combination of low tonnages and the high relative proportion of purchased ore processed resulted in a negative margin during the year. With the completion of the shutdown in January 2012 the Company expects to be able to increase the daily production amounts and, with a phase out of purchased ore occurring at the end of 2011, will be processing a larger portion of higher grade ore from the Smith, SSX-Steer mine and also from lower cost stockpiles, a significant improvement in margins will be realized.

The surface exploration program in 2011 has identified a number of areas of interest and proven the viability of the East and West Mahala resources which lie between the Smith and the SSX-Steer mine. Additional survey work in the Starvation area has identified further areas of interest that will need to be explored in the 2012 drill program as well. These results have largely been incorporated into a new reserve up date that the Company expects to release in the second quarter of 2012.

The Company will also continue building the necessary infrastructure and making equipment purchases in order to open a third mine on the property, Starvation Canyon, located on the south end of Jerritt Canyon.

Ketza River Overview

For the entire 2011 year, a total of 26 drill holes totaling 9,529 feet were completed at the Ketza River Project. All 2011 Ketza River drill hole assays were in progress as of December 31, 2011.

Questions are being addressed to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) regarding the Yukon Environmental and Socio-economic Assessment Application (“YESAA”) that was submitted in late September of 2011. This report assesses the environmental and socio-economic effects of activities and will integrate scientific information, traditional knowledge and other local knowledge. The time schedule for the YESAA review will be a minimum of one year from the submission date.

Various other YESAB work have been completed during the quarter including several meetings with local communities (Ross River, Faro, and Teslin) and local First Nations (Ross River Dena and Teslin) were held to update everyone on the Company’s proposed Ketza River Mine Project. Numerous meetings were also held with the Water Board, YESAA, Water Resources, and Energy, Mines and Resources to help address project needs and the water license application for the existing tailings pond. Bids for a new large capacity arsenic treatment plant have been acquired in order to help treat all tailings water prior to discharging into Cache Creek.

Chief Executive Officer Robert Baldock stated, “While the results for the period are an improvement, they do not yet reflect the improvement and progress achieved on the ground at Jerritt Canyon. The replacement equipment, new ore dryer, winterization and other improvements around the installation and commissioning of this equipment has taken priority over the last two months – and the company expects to see an improvement in tonnage through the plant once this commissioning stage is completed. Late deliveries of capital equipment and issues with commissioning this equipment have disappointingly extended this process and the company is working hard to finalize this last stage and achieve steady state operations.”

Details of the Company's financial results are described in the audited annual consolidated financial statements and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com/s/FinancialStatements.asp and SEDAR, www.sedar.com

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.